SI 19011394 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65976

Securities and Exchange
SEP 06 2019
RECEIVED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/18 (MM/DD/YY) AND ENDING 6/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plante Moran Insurance Agency Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27400 Northwestern Highway
(No. and Street)

Southfield	Michigan	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Trotta — 248-603-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name – *if individual, state last, first, middle name*)

2699 South Bayshore Drive	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Dawn R. Jinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plante Moran Insurance Agency Services, LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY E. BURKE
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WAYNE
My Commission Expires Nov. 21, 2024
Acting in the County of Oakland

Signature

President
Title

Mary E. Burke
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered
Public Accounting Firm and
Consolidated Statement
of Financial Condition for

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

June 30, 2019

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

JUNE 30, 2019

TABLE OF CONTENTS

KAUFMAN ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Plante Moran Insurance Agency Services, LLC
Detroit, Michigan

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Plante Moran Insurance Agency Services, LLC and Subsidiary as of June 30, 2019, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the consolidated financial position of Plante Moran Insurance Agency Services, LLC and Subsidiary as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Notes 2 and 3 to the consolidated financial statement, Plante Moran Insurance Agency Services, LLC and Subsidiary adopted the provisions of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, effective July 1, 2018.

Basis for Opinion

This consolidated financial statement is the responsibility of Plante Moran Insurance Agency Services, LLC and Subsidiary's management. Our responsibility is to express an opinion on Plante Moran Insurance Agency Services, LLC and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Plante Moran Insurance Agency Services, LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Plante Moran Insurance Agency Services, LLC and Subsidiary's auditor since 2016.

Miami, Florida
August 21, 2019

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

ASSETS	
CASH AND CASH EQUIVALENTS	$ 1,850,799
RESTRICTED CASH	5,705
ACCOUNTS RECEIVABLE	1,500
UNBILLED WORK IN PROCESS	19,230
DUE FROM RELATED PARTY	185
TOTAL ASSETS	$ 1,877,419
LIABILITIES	
ACCRUED PAYROLL AND EXPENSES	$ 133,469
DUE TO RELATED PARTY	19,341
TOTAL LIABILITIES	152,810
EQUITY	
EQUITY	1,724,609
TOTAL LIABILITIES AND EQUITY	$ 1,877,419

The accompanying notes are an integral part of this consolidated statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

1. ORGANIZATION

Plante Moran Insurance Agency Services, LLC (PMIA), a Michigan Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC), in the States of Michigan, Ohio, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services and products to its clients. PMIA shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. PMIA is considered an “other broker-dealer” by FINRA and uses Valmark Securities exclusively, a registered broker-dealer, as its clearing agent when placing variable insurance contracts on behalf of its clients. PMIA does not otherwise hold funds or securities for or owe money or securities to customers. PMIA is a wholly-owned subsidiary of P&M Holding Group, LLP.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PMIA is engaged in a single line of business as a broker-dealer, which comprises several classes of services, such as comprehensive insurance consulting and planning on behalf of its clients, purchase of annuities and individual life, disability and long-term care insurance, and the placement, sale, or exchange of those products to meet clients’ needs.

Principles of Consolidation

The accompanying consolidated financial statement includes the accounts of Plante Moran Insurance Agency Services, LLC and PMIA II, LLC (PMIA II), a variable interest entity (VIE), collectively, the Company. Plante Moran Insurance Agency Services, LLC holds a 49% interest and is considered to be the primary beneficiary of PMIA II. The 51% equity interest attributable to the VIE not held by PMIA is reported as a noncontrolling interest in the accompanying consolidated financial statement. The noncontrolling interest is held by Valmark Securities, Inc. All significant intercompany balances and transactions have been eliminated upon consolidation. The ownership interest in PMIA and the 49% ownership interest of PMIA II, is defined as PMIA Member.

Changes in Accounting Principles

Effective July 1, 2018, PMIA adopted Accounting Standards Update (“ASU”) 2014-09, *Revenue from Contracts with Customers*, which has been codified in Accounting Standards Codification (“ASC”) Topic 606. The new guidance introduces a five-step model for recognizing revenue, and also requires additional disclosures about the nature, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. The Company elected to apply the new revenue recognition guidance using the modified retrospective method as of July 1, 2018 to all contracts that were not completed contracts at that date. The adoption of ASU 2014-09 resulted in a reduction to unbilled work in process and member's equity of $313,556 as of July 1, 2018. Refer to the Revenue Recognition significant accounting policies and Note 3 for additional information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective July 1, 2018, the Company also adopted the provisions of ASU 2016-18, *Statement of Cash Flows (Topic 230) Restricted Cash*. The new guidance requires the statement of cash flows to explain the change during the period in total cash, cash equivalents and restricted cash. Previously, the statement of cash flows only provided information on amounts classified as cash and cash equivalents in the statement of financial position. To reflect the adoption of ASU 2016-18, cash and cash equivalents at the beginning of the year on the statement of cash flows has been increased by $2,498 to include restricted cash at that date.

Revenue Recognition

The Company is involved in various insurance consulting and placement activities that fall into two broad categories for revenue recognition purposes. These activities are Insurance Agency Contracts and Insurance Consulting Services.

For Insurance Agency Contracts, the Company acts as an agent for insurance companies with an arrangement that provides for commissions to be paid to the Company upon placement of a policy or annuity through those entities or sale or exchange of existing policies to those entities. The Company has a single performance obligation to match a customer with a policy or annuity and an insurer. Because the Company does not transfer control of its service over time and does not meet the criteria to recognize revenue over time, revenue is recognized at a point in time, which is when the policy or annuity is placed and the client has paid the premium.

For Insurance Consulting Services, the Company has a single performance obligation to the client to provide comprehensive insurance consulting and planning. The consulting services constitute the transfer of specialized knowledge to the client rather than a unique deliverable. The criterion for over time revenue recognition are met because should the engagement be terminated, another service provider would not need to substantially reperform the work the Company has completed. Therefore, revenue is recognized over time.

Cash and Cash Equivalents

The Company's accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers financial instruments with a maturity of less than 90 days when acquired to be cash equivalents.

Restricted Cash

PMIA has $5,705 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

PMIA is engaged in various brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, PMIA may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is PMIA's policy to review, as necessary, the credit standing of each counterparty.

Given the nature of PMIA's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, PMIA's revenue stream does not rely on any one customer or group of customers.

The Company had three customers that comprised all of the unbilled work in process balance at June 30, 2019.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized insurance customer obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer and/or insurance companies. Payments of accounts receivable are allocated to the specific invoices identified on the customer's and/or insurance company's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected on specific invoices. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability.

Management considers all accounts receivable collectible, therefore, an allowance for doubtful accounts has not been recorded as of June 30, 2019.

Unbilled Work in Process

Unbilled work in process consists primarily of commissions due on policies purchased by clients. There were no consulting fees to be billed included in unbilled work in process at June 30, 2019. Amounts are stated at estimated net realizable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

PMIA is a single member Michigan Limited Liability Company and is a disregarded entity for tax purposes. The Company's sole member is treated as a partnership for federal income tax purposes and the taxable income or loss of PMIA is taxed directly to the partners of P&M Holding Group, LLP. Accordingly, PMIA records no provision for federal income taxes.

PMIA II is a Michigan Limited Liability Company and has elected to be treated as a partnership for federal income tax purposes. Under this election, the taxable income or loss of PMIA II is taxed directly to its members. Accordingly, PMIA II records no provision for federal income taxes.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the "Assessment") for tax years beginning after December 31, 2017, rather than the partners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current partners' pro-rata at the time the Assessment is levied absent claw-back provisions to any former partners or other special allocation provisions within the entity's governing documents.

Accounting Estimates

Management uses estimates and assumptions in preparing the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

3. REVENUE RECOGNITION

Insurance Agency Contracts consist of placement of new insurance policies and annuity contracts and transfer or sale of existing policies (life settlements). The Company acts as an agent for insurance companies to bring them together with a client and its revenue is from commissions paid by the insurance companies, which are a fixed percentage of the contract value according to rate schedules. There is only one performance obligation for each contract. Costs to fulfill a contract, which consist of labor (base salary, fringes, and bonus) and out-of-pocket expenses are expensed as incurred because the costs are incurred before policies are placed and the expectation of cost recovery is also dependent on policy placement. Revenue is recognized at a point in time. For new policy placements and annuities, the Company is entitled to its commission once the client has paid the premium. For policy exchanges, the Company is entitled to its commission once the cash value has transferred from the old insurance company to the new insurance company. For life settlements, the Company is entitled to its commission once payment is made by the purchaser to the client's escrow account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

3. REVENUE RECOGNITION (Continued)

Certain policies include commission chargeback provisions should the client cancel the policy before predetermined time periods. The commission chargeback is considered variable consideration. Due to the infrequent nature and insignificant amount of chargebacks, the Company does not include an estimate of refunds when recognizing commission revenue. Rather, the Company reduces revenue for estimated chargebacks when they occur. An insignificant amount of chargebacks were recognized during the year ended June 30, 2019. The Company also earns bonuses from one customer, based on the aggregate premiums of policies with certain insurers placed through this insurance wholesaler during a calendar year. The bonus is considered variable consideration. The Company must reach a minimum aggregate premium value to receive any bonus, and then the bonus is adjusted upward if certain higher aggregate premiums are reached. The Company reviews policies placed through the insurance wholesaler and makes an accrual for the portion of any expected bonus payment that is probable of being paid.

The Company also receives renewal commissions in future years if and when clients renew their policies. The renewal commissions are variable consideration because the additional commissions are contingent on the policies being renewed by the client and future premiums being paid. The Company has determined that renewal commissions are subject to constraint until renewal premiums are paid by the client.

Insurance Consulting Services consist of an agreement with the client to provide comprehensive insurance consulting and planning based on their individual needs. The consulting fee is either a single fixed fee, or a stated rate per hour that will be charged based on services rendered. Revenue is recognized over time as the services rendered constitute a transfer of specialized knowledge rather than providing a unique deliverable. The Company uses an input method based on charge hours incurred by staff to render the services to measure progress towards completion. Consulting Services are billed periodically throughout the engagement and typically have 30-day payment terms. The Company had no Insurance Consulting Service engagements in progress as of June 30, 2019.

The amount of unbilled work in process as of July 1, 2018 and June 30, 2019 was $102,679 and $19,230, respectively. The decrease in unbilled work in process is due to a decrease in the number of in-process contracts at June 30, 2019 when compared with July 1, 2018. The opening and closing balances of accounts receivable for the year ended June 30, 2019 were insignificant and there were no contract assets or liabilities arising from contracts with customers.

4. RELATED PARTY TRANSACTIONS

PMIA entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (PM, PLLC), a wholly owned subsidiary of P&M Holding Group, LLP (PMHG), the single member of PMIA, whereby PM, PLLC will provide general business management, administrative functions, financial management, support services, and the use of facilities for the benefit of PMIA. In addition, certain staff-related and other expenses may be paid by PM, PLLC on PMIA's behalf. The Agreement also permits

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

4. RELATED PARTY TRANSACTIONS (Continued)

sharing of staff time across entities with compensation, benefits, and related costs being allocated to PM, PLLC when PMIA staff provide services directly to PM, PLLC clients. These expenses and allocations are settled on a net basis with PM, PLLC quarterly. The Agreement automatically renews in one-year increments, unless notice of termination is given by either party.

At June 30, 2019, the due to related party consisted of the amount due to PM, PLLC related to services under the Agreement. The amount due from related party at June 30, 2019 consisted of an expense reimbursement under the Agreement.

5. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, PMIA is required to maintain a minimum net capital balance, as defined, under such provisions.

PMIA's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2019, PMIA had net capital of $1,681,816, which was $1,671,629 in excess of its required net capital of $10,187.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that PMIA maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2019, the ratio was 0.0909 to 1.

6. EXEMPTION FROM RULE 15c3-3

PMIA acts as an "other broker-dealer" and does not otherwise hold funds or securities for or owe money or securities to customers. PMIA operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

7. RETIREMENT PLANS

PMIA participates in a 401(k) plan and defined contribution plan administered by P&M Holding Group, LLP. These plans cover substantially all employees. The 401(k) plan provides for a matching contribution equal to 50% of a participant's deferral up to 3% of the participant's total compensation. The defined contribution plan provides for contributions ranging from 5% to 9% of an employee's compensation, as defined.

8. SELF-INSURANCE

PMIA participates in a self-insurance medical plan administered by P&M Holding Group, LLP covering all of its eligible employees. Excess loss insurance has been purchased to provide stop loss coverage 1) on any individual claim that exceeds $200,000 in a calendar year up to $1,000,000 and 2) based on aggregate claims that exceed 125% of expected claim costs up to $1,000,000. The expected claim cost is determined based

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

8. SELF-INSURANCE (Continued)

on a predetermined claim cost per participant per month. Plante & Moran, PLLC, a wholly-owned subsidiary of P&M Holding Group, LLP, has agreed to reimburse PMIA for health insurance costs to the extent that the average cost per staff for PMIA exceeds the average cost per staff for the participating self-insured group. PMIA has recorded an accrual of approximately $22,700 at June 30, 2019 for known claims and estimated claims incurred but not reported.

9. INFORMATION ABOUT VARIABLE INTEREST ENTITIES

PMIA holds a 49% equity interest in PMIA II. PMIA II was formed for purposes of providing administrative and service bureau services to its members. PMIA II is considered to be a variable interest entity since substantially all of PMIA II's services are conducted for the benefit of PMIA. PMIA determined that it is the primary beneficiary of PMIA II because it is allocated 70% of the profits and losses of PMIA II and it has the power to direct the activities of PMIA II. As a result, PMIA II has been included in the financial statement as a consolidated variable interest entity. As of June 30, 2019, PMIA II had total assets of $16,173. Included in consolidated assets are assets totaling $16,173 that represent collateral for obligations of PMIA II. Apart from that amount, creditors and beneficial holders of PMIA II have no recourse to the assets or general credit of Plante Moran Insurance Agency Services, LLC.

10. UPCOMING ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) issued ASU 2016-02, Leases, which will supersede the current lease requirements in ASC 840. The ASU requires lessees to recognize a right-of-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. Currently, leases are classified as either capital or operating, with only capital leases recognized on the balance sheet. The reporting of lease-related expenses in the statements of operations and cash flows will be generally consistent with the current guidance. The new lease guidance will be effective for PMIA's year ending June 30, 2020 and will be applied using a modified retrospective transition method to the beginning of the earliest period presented or the beginning of the year of adoption. The Company intends to enter into a twelve-month lease for its facility usage with no renewal option, thus the effect of applying the new lease guidance on the balance sheet is not expected to be significant.